January 28,
2025

Diana Brainard, M.D.
Chief Executive Officer
AlloVir, Inc.
PO Box 44, 1661 Massachusetts Avenue
Lexington, MA 02420

       Re: AlloVir, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed January 17, 2025
           File No. 333-283678
Dear Diana Brainard M.D.:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 6, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4
Business
Kalaris' ongoing Phase 1 clinical trial of TH103, page 333

1. We note your revised disclosure here, and similar disclosure on page 321, that "Part 2 of the Phase 1 trial is designed to enroll and treat with TH103 up to 12 treatment na ve-patients, aged 50 years and older, with a CST measurement greater than 325 microns." We also note your disclosure that "[t]reatment with TH103 will be administered if the following criteria are met: (1) patient responds to one to three injections of aflibercept as determined by complete resolution of fluid measured by
       OCT and (2) within 90 days there is an emergence of fluid in the retina." Please clarify if the disclosed criteria applies to Part 2 of the Phase 1 clinical trial, and, if so, clarify how the patients who had previously received injections of aflibercept would
 January 28, 2025
Page 2

       be considered treatment na ve. Also, if you expect to seek regulatory approval of
       TH103 as a second-line treatment for nAMD please make that clear. Please contact Ibolya Ignat at 202-551-3636 or Daniel Gordon at
202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Tevia K. Pollard, Esq.